DB Draft of September 26, 2006

                               September 28, 2006

To the Addressees Listed on
   Schedule I Attached Hereto

            Re: Long Beach Acceptance Auto Receivables Trust 2006-B Asset-Backed Notes

Ladies and Gentlemen:

            We have acted as tax counsel for Long Beach Acceptance Receivables Corp., a Delaware corporation (the "Depositor"), Long Beach Acceptance Receivables Corp. Warehouse I, a Delaware corporation ("LBARC-WI") and Long Beach Acceptance Corp., a Delaware corporation ("LBAC"), in connection with the issuance by Long Beach Acceptance Auto Receivables Trust 2006-B (the "Issuing Entity") of $100,000,000 5.37% Asset-Backed Notes, Class A-1 (the "Class A-1 Notes"), $137,000,000 5.34% Asset-Backed Notes, Class A-2 (the "Class A-2
Notes"), $147,000,000 5.17% Asset-Backed Notes, Class A-3 (the "Class A-3 Notes"), $116,000,000 5.18% Asset-Backed Notes, Class A-4 (the "Class A-4 Notes" and together with the Class A-1 Notes, Class A-2 Notes and Class A-3 Notes, the "Notes") which will be issued pursuant to an Indenture (the "Indenture") dated as of September 1, 2006 between the Issuing Entity and Deutsche Bank Trust Company Americas (the "Indenture Trustee") and the Class R Certificate representing the entire beneficial ownership interest in the Trust pursuant to a Trust Agreement dated as of September 5, 2006 between the Depositor and Wilmington Trust Company, as owner trustee (the "Owner Trustee") as amended and restated as of September 5, 2006 (as amended and restated, the "Trust Agreement"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings assigned to such terms in Annex A to the Sale and Servicing Agreement dated as of September 1, 2006, among the Depositor, the Issuing Entity, LBAC and Deutsche Bank Trust Company Americas as back-up servicer and trust collateral agent (the "Sale and Servicing Agreement").

            As tax counsel, we have reviewed such documents as we have deemed appropriate for the purposes of rendering the opinions set forth below, including the Indenture and the exhibits attached thereto, the Trust Agreement and the exhibits attached thereto, the Sale and Servicing Agreement and the exhibits attached thereto, and such other documents and matters of fact and law as we have deemed necessary for purposes of rendering the opinions set forth below. In addition, in conducting our analysis, we have relied on certain representations made to us by LBAC and Citigroup Global Markets Inc., as representative of the Underwriters (in such capacity, the "Representative").

To the Addressees Listed on
  Schedule I Attached Hereto
September 28, 2006
Page 2


            We have examined the question of whether the Notes issued under the Indenture will constitute indebtedness for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. Our opinion is not binding on the courts or the Internal Revenue Service (the "IRS").

            In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

            Based on the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

            (a) The Notes will be properly characterized as indebtedness because: (i) the characteristics of the transaction strongly indicate that, in economic substance, the transaction is the issuance of indebtedness; (ii) the form of the transaction is an issuance of indebtedness; and (iii) the parties have stated unambiguously their intention to treat the transaction as the issuance of indebtedness for tax purposes;

            (b) Assuming compliance with the terms of the Trust Agreement and related documents, the Issuing Entity will not be characterized as an association (or publicly traded partnership) taxable as a corporation; and

            (c) The statements (i) in the Prospectus under the heading "Summary of Prospectus--Material Federal Income Tax Consequences," (ii) in the Prospectus Supplement and the Free Writing Prospectus under the heading "Summary--Material Federal Income Tax Consequences," and (iii) in the Prospectus, the Prospectus Supplement and the Free Writing Prospectus under the heading "Material Federal Income Tax Consequences," insofar as they purport to constitute a summary of matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, and subject to the exceptions, limitations and qualifications contained therein, constitute an accurate summary of the matters described therein in all material respects.

To the Addressees Listed on
  Schedule I Attached Hereto
September 28, 2006
Page 3


            We express no opinion on any matter not discussed in this letter. This opinion is rendered as of the Closing Date, for the sole benefit of the addressees hereof and it may not be relied on by any other party.

                                   ----------

      Pursuant to U.S. Treasury Department Circular 230, any tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Further, this advice was written to support the promotion or marketing of the transaction and/or matters addressed herein and each affected party should seek advice based on its particular circumstances from an independent tax advisor.

                                            Very truly yours,

                                   SCHEDULE I

Greenwich Capital Markets, Inc.
600 Steamboat Road
Greenwich, Connecticut 06830

Citigroup Global Markets Inc.
390 Greenwich Street, 38th Floor
New York, New York 10013

Citigroup Global Markets Realty Corp.
390 Greenwich Street, 38th Floor
New York, NY 10013

Long Beach Acceptance Corp.
One Mack Centre Drive
Paramus, New Jersey 07652

Long Beach Acceptance Receivables Corp.
One Mack Centre Drive
Paramus, New Jersey 07652

Long Beach Acceptance Receivables Corp.
Warehouse I
One Mack Centre Drive
Paramus, New Jersey 07652

Standard & Poor's Ratings Services,
a division of The McGraw-Hill Companies, Inc.
55 Water Street
New York, New York 10041

Moody's Investors Service, Inc.
99 Church Street
New York, New York 10007

Financial Security Assurance Inc.
31 West 52nd Street
New York, New York 10019

Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware 19890-0001

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005